As filed with the Securities and Exchange Commission on March 12, 2024	Registration No. 333- 260162

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

LIANBIO

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248 - 4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Adam Stone

103 Carnegie Center Drive, Suite 309

Princeton, NJ 08540

(609) 486-2308

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas J. Danielski, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000	Herman H. Raspe, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.

	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

EXPLANATORY NOTE

The Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)       Deposit Agreement, dated as of November 3, 2021, by among LianBio (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder (“Deposit Agreement”) ___ Filed herewith as Exhibit (a).

(b)       Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

(c)       Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)       Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Previously filed with the with the Securities and Exchange Commission on October 8, 2021 (Reg. No. 333-260162).

(e)       Certificate under Rule 466. ___ None.

(f)       Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)               The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)               If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among LianBio, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 12th day of March, 2024.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered thereunder are issued, each American Depositary Share representing the right to receive one (1) ordinary share of LianBio

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Joseph Connor
Name: Joseph Connor Title: Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, LianBio certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Princeton, State of New Jersey, on March 12, 2024.

LIANBIO

By:	/s/ Adam Stone
Name: Adam Stone Title: Interim Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brianne Jahn to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on March 12, 2024.

Signature

/s/ Adam Stone
Adam Stone (Principal Executive Officer)

/s/ Ehong (Maggie) Gu
Ehong (Maggie) Gu (Principal Financial/Accounting Officer)

/s/ Konstantin Poukalov
Konstantin Poukalov (Director)

/s/ Adam Stone
Adam Stone (Director)

/s/ Neil Kumar
Neil Kumar (Director)

/s/ Tassos Gianakakos
Tassos Gianakakos (Director)

/s/ Susan Silbermann
Susan Silbermann (Director)

/s/ Wei Wei Chen
Wei Wei Chen (Director)

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of LianBio has signed this Registration Statement on March 12, 2024.

Adam Stone (Authorized U.S. Representative)

By:	/s/ Adam Stone
Name: Adam Stone Title: Interim Chief Executive Officer